CUSIP No. 53442503	Page 1 of 17 pages

OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Looksmart Ltd.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

53442503
(CUSIP Number)

Direct any Notices and Communications to:
George J. Mazin, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

December 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      [  ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 17 Pages

CUSIP No. 53442503	Page 2 of 17 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SIDUS INVESTMENT PARTNERS, L.P. TAX ID # 13-4100882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2.1%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53442503	Page 3 of 17 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SIDUS DOUBLE ALPHA FUND, L.P. TAX ID # 90-0153134
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2.1%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53442503	Page 4 of 17 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SIDUS DOUBLE ALPHA FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2.1%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53442503	Page 5 of 17 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SIDUS INVESTMENT MANAGEMENT, LLC TAX ID # 13-4099498
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2.1%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 53442503	Page 6 of 17 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ALFRED V. TOBIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2.1%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53442503	Page 7 of 17 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MICHAEL J. BARONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2.1%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53442503	Page 8 of 17 pages

ITEM 1.	(a).	Name of Issuer: Looksmart Ltd

	(b).	Address of Issuer's Principal Executive Offices:

625 Second Street San Francisco, CA 94107

	(c).	Title of Class of Securities: Common Stock

	(d).	CUSIP Number: 53442503

ITEM 2.	This Amendment No. 2 is being filed jointly by each of the following persons:

(a).	This Amendment No. 2 is being filed jointly by (i) Sidus Investment

Partners, L.P., a Delaware limited partnership ("Sidus Partners"); (ii) Sidus Double Alpha Fund, L.P., a Delaware limited partnership ("Sidus Double Alpha"); (iii) Sidus Double Alpha Fund, Ltd., a Cayman islands exempted company ("Sidus Double Alpha Offshore"); (iv) Sidus Investment Management, LLC, a Delaware limited liability company, which serves as investment manager to Sidus Partners, Sidus Double Alpha and Sidus Double Alpha Offshore (the "Manager"); (v) Messrs. Alfred V. Tobia, Jr. and Michael J. Barone, who serve as the managing members of the Manager. Sidus Partners, Sidus Double Alpha, Sidus Double Alpha Offshore, the Manager, and Messrs. Tobia and Barone are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

(b).	Address of Principal Business Office for Each of the Above:

(i) Sidus Investment Partners, L.P. -- The address of Sidus
Partners' principal business office is 767 Third Avenue, 15th Floor, New York, New
York, 10017.

(ii) Sidus Double Alpha Fund, L.P. -- The address of Sidus
Double Alpha's principal business office is 767 Third Avenue, 15th Floor, New York,
New York, 10017.

(iii) Sidus Double Alpha Fund, Ltd. -- The address of Sidus
Double Alpha Offshore's principal business office is 767 Third Avenue, 15th Floor,
New York, New York, 10017.

CUSIP No. 53442503	Page 9 of 17 pages

(iv) Sidus Investment Management, LLC -- The address of the
Manager's principal business office is 767 Third Avenue, 15th Floor, New York, New
York, 10017.

(v) Alfred V. Tobia, Jr. -- Mr. Alfred V. Tobia, Jr.'s principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

(vi) Michael J. Barone -- Mr. Michael J. Barone's principal
business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

(c).	Present principal business or principal occupation: Sidus
Partners, Sidus Double Alpha and Sidus Double Alpha Offshore are each principally engaged in the private investment fund business. The principal business of Sidus Investment
Management, LLC (the "Manager") is as the investment manager of Sidus Partners,
Sidus Double Alpha and Sidus Double Alpha Offshore. The principal occupation of each of Messrs. Tobia and Barone is as managing members of the manager (the address of which is 767 Third Avenue, 15th Floor, New York, New York, 10017).

(d), (e).	None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding of any nature whatsoever (excluding traffic violations or similar misdemeanors), nor have any Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years.

(f).	Citizenship or Place of Organization: Sidus Partners, Sidus
Double Alpha and the Manager are organized under the laws of the State of Delaware.
Sidus Double Alpha Offshore is an exempted company incorporated under the laws of the Cayman Islands. Messrs. Tobia and Barone are citizens of the United States.

This Amendment No. 2 (this "Amendment") amends the Statement on
Schedule 13D relating to the shares of the Issuer originally filed on August 14, 2007 (the
"Initial 13D") as amended by Amendment No. 1 filed on February 11, 2008 (the Initial 13D as amended by Amendment No. 1, the "Schedule 13D"). This Amendment amends and restates Items 3, 4, 5 and 6 of Schedule 13D in their entirety. Unless otherwise indicated, each capitalized term used and not defined herein shall have the meaning attributed to such term in Schedule 13D.

CUSIP No. 53442503	Page 10 of 17 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons have invested an aggregate amount of $1,230,951 in the securities of the Issuer reported hereunder. The sources of the funds used to purchase the shares of the Issuer held by the Reporting Persons are the assets of each of the Sidus
Partners, Sidus Double Alpha and Sidus Double Alpha Offshore, representing the capital contributions of each limited partner of Sidus Partners and Sidus Double Alpha and each shareholder of Sidus Double Alpha Offshore.

ITEM 4.	Purpose of Transaction.

The securities of the Issuer reported hereunder by the Reporting Persons were acquired as a long-term investment in the Issuer by Sidus Partners, Sidus Double Alpha
and Sidus Double Alpha Offshore. The Shares were also initially acquired as a long-term investment in the Issuer by Sidus Investments, Ltd. ("Sidus Investments") a Cayman
Islands exempted company which was liquidated and disposed of its assets including the shares of the Issuer. In managing the investment portfolios of Sidus Partners,
Sidus Double Alpha and Sidus Double Alpha Offshore, the Manager uses a fundamental research-driven investment process to identify companies as being fundamentally undervalued and possessing the potential for high growth. In utilizing this process, the Manager identified the Issuer of the securities as a company satisfying its rigorous investment criteria.

The Manager reserves the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-
to-day business operations to matters such as nominees for representation on the
Issuer's board of directors, senior management decisions and extraordinary business transactions.

In addition to the actions set forth above, the Manager may engage in any of the actions specified in Item 4(a) through 4(j) to the Schedule 13D general instructions in the future. Except as set forth above, the Manager has no present plans or proposals which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

CUSIP No. 53442503	Page 11 of 17 pages

ITEM 5.	Interest in Securities of the Issuer.

(a).	Aggregate shares held by each Reporting Person

(i)	Sidus Investment Partners, L.P.	352,000
(ii)	Sidus Double Alpha Fund, L.P.	352,000
(iii)	Sidus Double Alpha Fund, Ltd.	352,000
(iv)	Sidus Investment Management, LLC[1]	352,000
(vi)	Alfred V. Tobia, Jr.[2]	352,000
(vii)	Michael J. Barone[3]	352,000

Percentage of class:

(i)	Sidus Investment Partners, L.P.	2.1%
(ii)	Sidus Double Alpha Fund, L.P.	2.1%
(iii)	Sidus Double Alpha Fund, Ltd.	2.1%
(iv)	Sidus Investment Management, LLC	2.1%
(v)	Alfred V. Tobia, Jr.	2.1%
(vi)	Michael J. Barone	2.1%

(b).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	Sidus Investment Partners, L.P.	0
	(ii)	Sidus Double Alpha Fund, L.P.	0
	(iii)	Sidus Double Alpha Fund, Ltd.	0
	(iv)	Sidus Investment Management, LLC	0
	(v)	Alfred V. Tobia, Jr.	0
	(vi)	Michael J. Barone	0

____________________

[1]	Sidus Investment Management, LLC is the investment manager of Sidus Investment Partners, L.P., Sidus Double Alpha Fund, L.P. and Sidus Double Alpha Fund, Ltd., subject to the overall control of the managing members, Alfred V. Tobia, Jr. and Michael J. Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[2]	Alfred V. Tobia, Jr. is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[3]	Michael J. Barone is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 53442503	Page 12 of 17 pages

(2)	Shared power to vote or to direct the vote:

(i)	Sidus Investment Partners, L.P.	352,000
(ii)	Sidus Double Alpha Fund, L.P.	352,000
(iii)	Sidus Double Alpha Fund, Ltd.	352,000
(iv)	Sidus Investment Management, LLC[4]	352,000
(v)	Alfred V. Tobia, Jr.[5]	352,000
(vi)	Michael J. Barone[6]	352,000

(3)	Sole power to dispose or to direct the disposition of :

(i)	Sidus Investment Partners, L.P.	0
(ii)	Sidus Double Alpha Fund, L.P.	0
(iii)	Sidus Double Alpha Fund, Ltd.	0
(iv)	Sidus Investment Management, LLC	0
(v)	Alfred V. Tobia, Jr.	0
(vi)	Michael J. Barone	0

(4)	Shared power to dispose or to direct the disposition of:

(i)	Sidus Investment Partners, L.P.	352,000
(iii)	Sidus Double Alpha Fund, L.P.	352,000
(iv)	Sidus Double Alpha Fund, Ltd.	352,000
(v)	Sidus Investment Management, LLC	352,000
(vi)	Alfred V. Tobia, Jr.	352,000
(vii)	Michael J. Barone	352,000

____________________

[4]	Sidus Investment Management, LLC is the investment manager of Sidus Investment Partners, L.P., Sidus Double Alpha Fund, L.P. and Sidus Double Alpha Fund, Ltd., subject to the overall control of the managing members, Alfred V. Tobia, Jr. and Michael J. Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[5]	Alfred V. Tobia, Jr. is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[6]	Michael J. Barone is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 53442503	Page 13 of 17 pages

(c).           Transactions in Securities of the Issuer during the past 60 days.

The following transactions are transactions that were effected during the past 60 days:

Reporting Person	Date	# of Shares	Price per Share ($)	Type of Transaction

Sidus Investment Management, LLC	January 9, 2009	13,701	$1.71	Sale on the open market
Sidus Investment Management, LLC	December 31, 2008	280,671	$1.62	Distribution in Kind
Sidus Investment Management, LLC	January 5, 2009	79,615	$1.65	Distribution in Kind
Sidus Investment Management, LLC	January 6, 2009	456,430	$1.76	Distribution in Kind
Sidus Investment Management, LLC	January 8, 2009	3,864	$1.65	Distribution in Kind
Sidus Investment Management, LLC	January 12, 2009	986	$1.69	Distribution in Kind
Sidus Investment Management, LLC	January 16, 2009	337,078	$1.29	Distribution in Kind

(d).          None

                    (e)           The Reporting persons ceased to be the beneficial owners of more than five percent of the shares of the Issuer on January 6, 2009 as a result of the liquidation of Sidus Investments and the disposition of its assets.

ITEM 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer, other than those disclosed in response to Item 4 above. The Manager serves as the investment manager to each of Sidus Partners, Sidus Double Alpha and Sidus Double Alpha Offshore. The Manager is subject to the overall control of its managing members, Messrs. Tobia and Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares. Nothing in this Schedule 13D shall be deemed an admission by any of the Reporting Persons that such person is a "beneficial owner" of the securities covered by this Schedule 13D.

CUSIP No. 53442503	Page 14 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDUS INVESTMENT PARTNERS, L.P.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS DOUBLE ALPHA FUND, L.P.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

CUSIP No. 53442503	Page 15 of 17 pages

SIDUS DOUBLE ALPHA FUND, LTD.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS INVESTMENT MANAGEMENT, LLC

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

ALFRED V. TOBIA, JR.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr.

MICHAEL J. BARONE

Date: January 22, 2009	By /s/ Michael J. Barone

CUSIP No. 53442503	Page 16 of 17 pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 22nd day of January, 2009.

SIDUS INVESTMENT PARTNERS, L.P.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS DOUBLE ALPHA FUND, L.P.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

CUSIP No. 53442503	Page 17 of 17 pages

SIDUS DOUBLE ALPHA FUND, LTD.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS INVESTMENT MANAGEMENT, LLC

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr. Alfred V. Tobia, managing member of Sidus Investment Management, LLC, the investment manager

By /s/ Michael J. Barone Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

ALFRED V. TOBIA, JR.

Date: January 22, 2009	By /s/ Alfred V. Tobia, Jr.

MICHAEL J. BARONE

Date: January 22, 2009	By /s/ Michael J. Barone